August 29, 1996

Interpool declares cash dividend on its 5-3/4 percent cumulative convertible preferred stock

PRINCETON, N.J.--Interpool Inc. (NYSE: IPX), one of the world's leading lessors of intermodal dry cargo containers and the second largest lessor of intermodal container chassis in the United States, reported today that its board of directors has declared a cumulative cash dividend on its 5-3/4 percent cumulative convertible preferred stock payable on Sept. 15 to holders of record on Sept. 5.

The dividend in the amount of $1.4375 per share computed by dividing the annual 5-3/4 percent dividend rate by four, will be paid for the period commencing June 16 through Sept. 15.


    CONTACT: Interpool Inc.
             Raoul J. Witteveen, 212/916-3261